EXHIBIT 21

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES
SUBSIDIARIES OF THE REGISTRANT

State of
Company	Incorporation

Oxford Health Plans, Inc.	Delaware
Oxford Health Plans (NY), Inc.	New York
Oxford Health Insurance, Inc.	New York
Oxford Health Plans (NJ), Inc.	New Jersey
Oxford Health Plans (CT), Inc.	Connecticut
Investors Guaranty Life Insurance Company	California
MedSpan, Inc.	Delaware
MedSpan Health Options, Inc.	Connecticut